**FIRST
ALBANY
COMPANIES**

October 10, 2005

Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

> Re: First Albany Companies Inc.
> Form 10-K for Fiscal Year Ended December 31, 2004
> Filed March 15, 2005
> File No. 0-14140

Dear Mr. Pande:

In response to your request for information to better understand certain disclosures in the financial statements included in First Albany Companies Inc.'s (the "Company") Form 10K referenced above, we provide the following additional information:

Financial Statements

Note 6 – Investments

Comment:

1) In the second last paragraph of this footnote we note that at December 31, 2004, you held an investment of $6.4 million in FA Technology Ventures, L.P. ("Partnership") compared to $25.4 million of total capital invested in the Partnership. We further note in the third paragraph of your Liquidity and Capital Resources – Investments and Commitments section in your MD&A that members of the General Partnership, FATV GP LLC, managing the Partnership consist of your Chairman, employees and subsidiaries. Please tell us how you determined that you were not required to consolidate the Partnership, specifying the authoritative guidance you relied upon including your consideration of SOP 78-9 and FIN 46(R).

Response:

1) The Company had considered whether it should consolidate FA Technology Ventures L.P (the "Partnership") in its financial statements based upon FIN 46R – Consolidation of Variable Interest Entities and SOP 78-9 Accounting for Investments in Real Estate Ventures.

The Company did not consolidate the Partnership under FIN 46R because the Company is not the "Primary Beneficiary" of the "Variable Interest Entity" as those terms are defined in FIN 46R paragraph 14. Paragraph 14 states "An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity". The Company's variable interest in the Partnership after considering related parties such as the members of the General Partnership, and other related parties was 28.57%. There is a single unrelated investor in the Partnership that represented a 63.21% majority interest at December 31, 2004. Based upon these conditions, the Company would not absorb the majority of the Partnership's expected losses or receive the majority of the Partnership's residual returns and therefore should not consolidate the Partnership.

As it relates to Statement of Position 78-9 Accounting for Investments in Real Estate Ventures; the Company did not consolidate the Partnership because of the combination of the following two reasons:

1) There is one unrelated Limited Partner with a 63.21% ownership interest. Based upon SOP 78-9 paragraph .10 we considered this an important factor in not consolidating the Partnership. Paragraph .10 states "The division believes that if the substance of the partnership arrangement is such that the general partners are not in control of the major operating and financial policies of the partnership, a limited partner may be in control. An example could be a limited partner holding over 50 percent of the total partnership interest. A controlling limited partner should be guided in accounting for its investment by the principles for investments in subsidiaries".

2) The Limited Partners of the Partnership have certain rights related to the Limited Partnership including the following:

- The Limited Partners can terminate the Partnership upon the vote of 65% of the Limited Partners.

- The General Partner can be removed for cause upon a vote of a majority of the Limited Partners.

- The Investment Advisor can be removed upon termination of the Partnership or the General Partner as noted above.

We considered these to be important rights within the context of SOP 78-9 Paragraph .09. Paragraph .09 states "if limited partners have important rights, such as the right to replace the general partner or partners, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership assets, the partnership may not be under the control, directly or indirectly, of the

2

general partnership interests". Since one unrelated Limited Partner has a 63.21% ownership interest in the Partnership, the General Partner can be removed for cause solely by that Limited Partner and can terminate the Partnership with out cause with less than 2% of support from the other Limited Partners.

Note 23 – Discontinued Operations

Comment:

2) We note that you committed the asset management business to a disposal plan in 2004. Considering the guidance in paragraphs 46 and 47(a) of SFAS 144, please tell us how you determined you are not required to disclose the following:

- assets and liabilities of the disposal group presented separately in the assets and liability sections of the consolidated statements of financial condition; and

- carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group presented in the notes to the financial statements.

Response:

2) The assets and liabilities of the disposal group were not presented separately in the assets and liabilities sections of the consolidated financial statements or the notes to the consolidated financial statements because they were considered immaterial. The following serves to summarize the major classes of assets and liabilities related to the disposal group, all of which were retained by the Company other than the fixed assets which were subsequently transferred to the purchaser:

	Disposal Group	Asset/Liability Classification
Accounts receivable-others	$380,000	$7,013,000
Fixed Assets	4,000	$7,008,000
Other Assets	2,000	$13,037,000
Total Assets	$386,000	$410,113,000
Accounts Payable	$ 30,000	$5,109,000
Accrued Compensation	484,000	$37,582,000
Total Liabilities	$514,000	$316,959,000

We will disclose assets and liabilities related to disposals in the future.

Note 23 – Discontinued Operations

Comment:

3) With respect to the Private Client Group sold in 2000, the results of which continue to be included in discontinued operations in 2004, please clarify:

- The nature of receipt and settlement of pending obligations related to the disposed asset group; and

- How the presented amounts directly relate to the 2000 disposal transaction, considering the guidance in paragraph 44 of SFAS 144.

Response:

3) The following summarizes the receipt and settlement of pending obligations related to the sale of the Private Client Group that were included in discontinued operations in 2004:

Reimbursement from purchaser of Private Client Group of amounts they recouped from employees who had been retained at the time of the transaction but subsequently left before retention amounts paid to them had been forgiven (meets criteria of SFAS 144, paragraph 44.a)	$ 275,000 CR
Reduction in accrual related to Private Client Group office space that had been impaired in 2000. In 2004 part of the space began to be utilized again by the Company based upon expansion. (meets criteria of SFAS 144, paragraph 44.b)	203,468 CR
Refund of mutual fund fees to Private Client Group customers as a result of NASD order to recalculate break points (meets criteria of SFAS 144, paragraph 44.b)	(9,120) DR
Accrual of miscellaneous nominal charges related to the Private Client Group for storage of customers records as required (meets criteria of SFAS 144, paragraph 44.b)	(11,534) DR
	$ 457,813 CR
Insurance recovery related to litigation from Private Client Group for matters related prior to the sale (meets criteria of SFAS 144, paragraph 44.b)	$ (98,371) CR
Increase in legal accrual related to litigation from Private Client Group clients for matters related prior to the sale (meets criteria of SFAS 144, paragraph 44.b)	19,460 DR
	$(78,911)

We believe these amounts meet the criteria in SFAS 144, paragraph 44 which states:

> 44. Adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period shall be classified separately in the current period in discontinued operations. The nature and amount of such adjustments shall be disclosed. Examples of circumstances in which those types of adjustments may arise include the following:
>
> a. The resolution of contingencies that arise pursuant to the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnification issues with the purchaser
>
> b. The resolution of contingencies that arise from and that are directly related to the operations of the component prior to its disposal, such as environmental and product warranty obligations retained by the seller
>
> c. The settlement of employee benefit plan obligations (pension, post-employment benefits other than pensions, and other post-employment benefits), provided that the settlement is directly related to the disposal transaction.

We will expand the disclosure related to the nature of these amounts in the future.

* * * *

The Company acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at 518-447-8500.

Sincerely,

Alan P. Goldberg

Alan P. Goldberg
President